

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

Cliff Blake
Chief Executive Officer and President
First Rate Staffing Corporation
2775 West Thomas Road, Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 0-54427**

Dear Mr. Blake:

We issued comments to you on the above captioned filing on May 15, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 26, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Tony Patel, Esq.